

October 7, 2014

<u>Via E-mail</u>
Morgan F. Johnston
Senior Vice President, General Counsel and Secretary
GreenHunter Resources, Inc.
1048 Texan Trail
Grapevine, TX 76051

      Re: GreenHunter Resources, Inc.
               Registration Statement on Form S-3
               Filed August 11, 2014
               File No. 333-198051

Dear Mr. Johnston:

We have reconsidered the issues raised in comment one in our letter dated September 4, 2014 and have the following comments.

<u>General</u>

1.   We note that in your proxy statement filed on October 24, 2013, you did not include the "say-on-pay" and the "say-on-frequency" resolutions required by Section 14A(a) and Rule 14a-21(a) and (b) of the Exchange Act. Please revise your risk factor disclosure to specifically discuss your failure to include these resolutions, as well as identify the risks the company may be subject to as a result of such failure. Also, state that you will include the resolutions required by Rule 14a-21(a) and (b) of the Exchange Act in your next annual meeting proxy statement.

2.   In light of the fact that you failed to include both the "say-on-pay" and "say-on-frequency" resolutions in your annual meeting proxy statement, please indicate whether your officers are still of the view that the company's disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K for your fiscal year ended December 31, 2013, and if so, please explain to us in reasonable detail the basis for this conclusion. Also, please amend your Form 10-K as appropriate.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: David E. Morrison
Fulbright & Jaworski LLP (*via e-mail*)